Exhibit 99.3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Obsidian Energy Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Obsidian Energy Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the recoverable amount of the Willesden Green and Peace River cash generating units (“CGUs”)

As discussed in Note 3 and Note 4 to the consolidated financial statements, the Company concluded that an indicator of impairment was present related to the Company’s Willesden Green and Peace River CGUs. The determination of recoverable amount of a CGU involves numerous estimates, including cash flows associated with estimated proved and probable oil and gas reserves of the CGU (CGU reserves cash flows) and the discount rate. The estimation of CGU reserves cash flows in the reserve report involves the expertise of independent reserves evaluators, who take into consideration assumptions related to forecasted production volumes, royalty, operating and capital costs and commodity prices (collectively, reserve report assumptions). The Company engages independent reserves evaluators to estimate CGU reserves cash flows.

We identified the assessment of the recoverable amount of the Willesden Green and Peace River CGUs as a critical audit matter. Changes in the reserve report assumptions and the discount rate could have had a significant impact on the estimate of the recoverable amount of the CGUs. Complex auditor judgment was required to evaluate the Company’s estimate of the CGUs reserves cash flows, the related reserve report assumptions, and the discount rates, which were inputs into the determination of the recoverable amount of the Willesden Green and Peace River

OBSIDIAN ENERGY 2025	CONSOLIDATED FINANCIAL STATEMENTS 1

CGUs. Additionally, the evaluation of the recoverable amount required the involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s determination of the recoverable amounts of the Willesden Green and Peace River CGUs and controls over the determination of the reserve report assumptions, the resulting CGU reserves cash flows, and the determination of the discount rates. We evaluated the competence, capabilities and objectivity of the independent reserves evaluators engaged by the Company. We evaluated the methodology used by the independent reserves evaluators to estimate the CGUs reserves cash flows for compliance with the applicable regulatory standards. We compared the 2025 actual production volumes, royalty, operating and capital costs for the Company to those assumptions used in the prior year estimate of proved reserves to assess the Company’s ability to accurately forecast. We assessed the forecasted commodity prices used in the estimate of the CGUs reserves cash flows by comparing them to those published by other reserve engineering companies. We assessed the forecasted production volumes and forecasted royalty, operating and capital costs assumptions used in the current year estimate of the CGUs reserves cash flows by comparing them to historical results. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company’s discount rates by comparing the inputs to the discount rates against publicly available market data for comparable assets and entities and assessing the resulting discount rates. The valuation professionals were involved in testing the estimate of the recoverable amount of the Willesden Green and Peace River CGUs using the CGUs reserves cash flows and the discount rates, and comparing the result to the Company’s estimate of the recoverable amount.

Assessment of the impact of estimated oil and gas reserves on depletion expense

As discussed in Note 3d(ii) to the consolidated financial statements, the Company depletes its oil and gas properties using the unit-of-production method by depletable area. Except for capitalized costs of components with a useful life shorter than the reserve life of the associated property, capitalized costs for resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved and probable oil and natural gas reserves by depletable area (area reserves). As discussed in Note 4 to the consolidated financial statements, the Company recorded depletion expense related to oil and gas assets and facilities of $177.9 million for the year ended December 31, 2025. The estimation of area reserves requires the expertise of independent reserves evaluators who take into consideration reserve report assumptions. The Company engages independent reserves evaluators to estimate area reserves.

We identified the assessment of the impact of estimated area reserves on depletion expense related to oil and gas assets and facilities as a critical audit matter. Changes in assumptions used to estimate area reserves could have had a significant impact on the calculation of depletion expense. Complex auditor judgment was required in evaluating the area reserves, and the related reserve report assumptions, which were used in the calculation of depletion expense.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the calculation of depletion expense and the estimation of area reserves and the underlying reserves report assumptions. We assessed the calculation of depletion expense for compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We evaluated the competence, capabilities and objectivity of the independent reserves evaluators engaged by the Company. We evaluated the methodology used by the independent reserves evaluators to estimate area reserves for compliance with regulatory standards. We compared 2025 actual production volumes, royalty, operating and capital costs for the Company to those assumptions used in the prior year estimate of proved reserves to assess the Company’s ability to accurately forecast. We assessed the forecasted commodity prices used in the estimate of reserves by comparing them to those published by other reserves engineering companies. We assessed the forecasted production volumes and forecasted royalty, operating and capital costs assumptions used in the estimate of the area reserves by comparing them to historical results.

signed “KPMG LLP”

Chartered Professional Accountants

We have served as the Company’s auditor since 2021.

Calgary, Canada

February 18, 2026

OBSIDIAN ENERGY 2025	CONSOLIDATED FINANCIAL STATEMENTS 2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Obsidian Energy Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Obsidian Energy Ltd.’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income (loss), changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 18, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

signed “KPMG LLP”

Chartered Professional Accountants

Calgary, Canada

February 18, 2026

OBSIDIAN ENERGY 2025	CONSOLIDATED FINANCIAL STATEMENTS 3

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at December 31
(CAD millions)	Note	2025	2024
Assets
Current
Accounts receivable	9	$56.1	$88.0
Risk management	9	23.0	8.4
Prepaid expenses and other		11.0	12.0
Assets held for sale	5	-	383.7
		90.1	492.1
Non-current
Property, plant and equipment	4	1,494.5	1,349.2
Risk management	9	8.7	-
Deferred income tax	11	261.5	273.3
		1,764.7	1,622.5
Total assets		$1,854.8	$2,114.6

Liabilities and Shareholders’ Equity
Current
Bank overdraft		$0.4	$0.5
Accounts payable and accrued liabilities		155.0	175.8
Current portion of long-term debt	6	-	3.0
Current portion of lease liabilities	7	3.3	2.1
Current portion of provisions	8	8.9	20.4
Risk management	9	-	1.3
Liabilities related to assets held for sale	5	-	72.2
		167.6	275.3
Non-current
Long-term debt	6	179.9	332.4
Lease liabilities	7	16.2	4.5
Provisions	8	98.3	96.0
Other non-current liabilities		1.2	0.6
		463.2	708.8
Shareholders’ equity
Shareholders’ capital	12	2,084.8	2,135.2
Other reserves	12	109.6	108.6
Deficit		(802.8)	(838.0)
		1,391.6	1,405.8
Total liabilities and shareholders’ equity		$1,854.8	$2,114.6

Subsequent event (Note 9)

Commitments and contingencies (Note 17)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors of Obsidian Energy Ltd.:

“signed” “signed”

Gordon M. Ritchie Raymond D. Crossley

Chair Director

OBSIDIAN ENERGY 2025	CONSOLIDATED FINANCIAL STATEMENTS 4

Obsidian Energy Ltd.

Consolidated Statements of Income (Loss)

		Year ended December 31
(CAD millions, except per share amounts)	Note	2025	2024

Production revenues	10	$599.8	$817.5
Processing fees	10	10.1	12.4
Royalties		(73.2)	(106.5)
Sales of commodities purchased from third parties		4.1	7.8
		540.8	731.2

Other income	10	26.7	8.6
Risk management gain	9	3.8	16.4
		571.3	756.2

Expenses
Operating	19	183.5	208.7
Transportation		53.4	57.9
Commodities purchased from third parties		3.4	6.5
General and administrative	19	20.6	20.5
Share-based compensation	13	11.7	8.2
Depletion, depreciation and impairment	4	203.2	662.4
Financing	6	42.1	52.2
Risk management	9	-	1.1
Restructuring		1.0	-
Transaction costs		5.4	1.4
Other		-	2.4
		524.3	1,021.3
Income (loss) before taxes		47.0	(265.1)

Deferred income tax (recovery)	11	11.8	(62.5)

Net and comprehensive income (loss)		$35.2	$(202.6)

Net income (loss) per share
Basic		$0.51	$(2.67)
Diluted		$0.49	$(2.67)
Weighted average shares outstanding (millions)
Basic	14	69.4	76.0
Diluted	14	71.8	76.0

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2025	CONSOLIDATED FINANCIAL STATEMENTS 5

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

		Year ended December 31
(CAD millions)	Note	2025	2024

Operating activities
Net income (loss)		$35.2	$(202.6)
Depletion, depreciation and impairment	4	203.2	662.4
Financing	6	20.0	20.3
Share-based compensation	13	8.3	8.2
Unrealized risk management loss	9	3.5	4.7
Unrealized equity forward contract loss	9	0.6	-
Gain on share disposition	10	(15.2)	-
Deferred income tax (recovery)	11	11.8	(62.5)
Decommissioning expenditures	8	(28.8)	(23.9)
Equity forward contracts	9	(28.7)	-
Onerous office lease settlements	8	(0.7)	(9.0)
Change in non-cash working capital	15	30.6	(35.7)
		239.8	361.9
Investing activities
Capital expenditures	4	(298.9)	(343.1)
Property acquisitions	4	(0.3)	(83.4)
Property dispositions	4	208.3	-
Proceeds from share disposition	10	91.4	-
Change in non-cash working capital	15	(17.7)	(4.0)
		(17.2)	(430.5)
Financing activities
Increase (decrease) in syndicated credit facility	6	(216.0)	117.5
Issuance of senior unsecured notes	6	175.0	-
Issuance of term loan		-	50.0
Repayment of term loan		-	(50.0)
Repayment of senior unsecured notes	6	(117.7)	(3.2)
Financing fees paid		(4.1)	(1.8)
Lease liabilities settlements	7	(2.1)	(2.0)
Exercised compensation plans		(2.0)	(1.2)
Repurchase of common shares	12	(54.9)	(41.7)
Tax paid on repurchase of common shares		(0.7)	-
		(222.5)	67.6

Change in cash and cash equivalents		0.1	(1.0)
Cash and cash equivalents (overdraft), beginning of year		(0.5)	0.5
Cash and cash equivalents (overdraft), end of year		$(0.4)	$(0.5)

Supplementary information
Cash interest paid		$22.0	$32.1

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2025	CONSOLIDATED FINANCIAL STATEMENTS 6

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2025		$2,135.2	$108.6	$(838.0)	$1,405.8
Net and comprehensive income		-	-	35.2	35.2
Share-based compensation	13	-	8.3	-	8.3
Issued on exercise of equity compensation plans	12	5.4	(7.3)	-	(1.9)
Repurchase of common shares for cancellation	12	(54.9)	-	-	(54.9)
Tax on repurchases of common shares	12	(0.9)	-	-	(0.9)
Balance at December 31, 2025		$2,084.8	$109.6	$(802.8)	$1,391.6

(CAD millions)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2024		$2,175.1	$104.1	$(635.4)	$1,643.8
Net and comprehensive loss		-	-	(202.6)	(202.6)
Share-based compensation	13	-	8.2	-	8.2
Issued on exercise of equity compensation plans	12	2.5	(3.7)	-	(1.2)
Repurchase of common shares for cancellation	12	(41.7)	-	-	(41.7)
Tax on repurchases of common shares	12	(0.7)	-	-	(0.7)
Balance at December 31, 2024		$2,135.2	$108.6	$(838.0)	$1,405.8

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2025	CONSOLIDATED FINANCIAL STATEMENTS 7

Notes to the Consolidated Financial Statements

(All tabular amounts are in millions of Canadian dollars ("CAD") except numbers of common shares, per share amounts, percentages and various figures in Note 9)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company's registered office is located at Suite 200, 207 - 9th Avenue S.W. Calgary, Alberta, Canada T2P 1K3. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The annual consolidated financial statements include the accounts of Obsidian Energy and our wholly owned subsidiaries. Results from acquired properties are included in Obsidian Energy’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

b) Statement of Compliance

These annual consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The annual consolidated financial statements have been prepared on a historical cost basis, except risk management assets and liabilities which are recorded at fair value as discussed in Note 9.

These annual consolidated financial statements of the Company for the year ended December 31, 2025 were approved for issuance by the Board of Directors on February 18, 2026.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 8

3. Material accounting policies

a) Critical accounting judgments and key estimates and other accounting estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material. Estimates are more difficult to determine, and the range of potential outcomes can be wider, in periods of higher volatility and uncertainty. The impacts of events such as geopolitical issues, including tariffs between Canada and the United States of America (and between the United States of America and other countries), and their impact on energy markets and changes in foreign exchange, interest and inflation rates have created a higher level of volatility and uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into the estimates made, however, actual results could differ from those estimates and those differences could be material.

Management also makes judgments while applying accounting policies that could affect amounts recorded in its consolidated financial statements. Significant judgments include the identification of cash generating units (“CGUs”) for impairment testing purposes and determining whether a CGU has an impairment or impairment reversal indicator. Additionally, management has performed an assessment of the Company’s ability to comply with liquidity requirements for the 12-month period ending December 31, 2026. This assessment includes judgments relating to future debt arrangements and production volumes, forward commodity pricing, future costs including capital, operating and general and administrative, forward foreign exchange rates, interest rates, and income taxes, all of which are subject to measurement uncertainty.

The following are the estimates that management has made in applying the Company’s material accounting policies that have a material effect on the amounts recognized in the consolidated financial statements.

i) Reserve and resource estimates

Commercial petroleum reserves are determined based on estimates of petroleum-in-place, recovery factors, forecasted production volumes and future oil and natural gas prices and forecasted costs, including operating, royalty and capital expenditures. Obsidian Energy engages an independent qualified reserve evaluator to evaluate all of the Company’s oil and natural gas reserves at each year-end.

Reserve adjustments are made annually based on actual oil and natural gas volumes produced, the results from capital programs, revisions to previous estimates, new discoveries and acquisitions and dispositions made during the year and the effect of changes in forecast future oil and natural gas prices. There are a number of estimates and assumptions that affect the process of evaluating reserves.

Proved reserves are the estimated quantities of oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a high degree of certainty (at least 90 percent) those quantities will be exceeded. Proved plus probable reserves are the estimated quantities of oil, natural gas and natural gas liquids ("NGLs") determined to be economically recoverable under existing economic and operating conditions with a 50 percent degree of certainty those quantities will be exceeded. Obsidian Energy reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).

The estimate of proved plus probable reserves is an essential part of the depletion calculation and the indicators of impairment or impairment reversal assessment and if necessary, the related impairment test and hence the recorded amount of oil and natural gas assets. The estimate of the cash flows associated with proved and probable reserves are a key component in the indicators of impairment or impairment reversal assessment and if necessary, the related impairment test for property, plant and equipment and the measurement of the deferred income tax asset.

Obsidian Energy cautions users of this information that the process of estimating oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on current and forecast economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include commodity prices, new technology, changing economic conditions, future reservoir performance and forecast development activity.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 9

ii) Recoverability of asset carrying values

Obsidian Energy assesses our property, plant and equipment (“PP&E”) for impairment by comparing the carrying amount to the recoverable amount of the underlying assets. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs of disposal or its value-in-use, which are based on discounted future cash flows using an applicable discount rate. Future cash flows are calculated based on estimates of future proved plus probable reserves using forecasted commodity prices and are discounted using a rate that incorporates management’s current assessment of market conditions.

iii) Decommissioning liability

Obsidian Energy recognizes a provision for future abandonment activities in the consolidated financial statements at the net present value of the estimated future expenditures required to settle the estimated obligation at the balance sheet date. The measurement of the decommissioning liability involves the use of estimates and assumptions including the discount rate, the amount and expected timing of future abandonment costs and the inflation rate related thereto. The estimates were made by management and external consultants considering current costs, technology and enacted legislation.

iv) Fair value of risk management contracts

Obsidian Energy records risk management contracts at fair value with changes in fair value recognized in income. The fair values are determined using external counterparty information which is compared to observable market data.

v) Taxation

The calculation of deferred income taxes is based on a number of assumptions including the estimated future cash flows from proved and probable reserves, estimating the future periods in which temporary differences and other tax credits will reverse and the general assumption that substantively enacted future tax rates at the balance sheet date will be in effect when differences reverse.

b) Revenue

Obsidian Energy generally recognizes oil, natural gas and NGLs revenue when title passes from Obsidian Energy to the purchaser or, in the case of services, as contracted services are performed. Production revenues are determined pursuant to the terms outlined in contractual agreements and are based on fixed or variable price components. The transaction price for oil, natural gas and NGLs is based on the commodity price in the month of production, adjusted for various factors including product quality and location. Commodity prices are based on monthly or daily market indices.

Payment is typically on the 25th day of the following month. All of the Company’s significant revenue streams are located in Alberta.

Obsidian Energy may purchase commodity products from third parties to utilize in blending activities and then subsequently sell these products to our customers. These transactions are presented as separate revenue and expense items in the Consolidated Statements of Income (Loss).

The Company enters into agreements for other services such as processing third party production, road usage, and other miscellaneous services. Revenue from these arrangements are recorded as processing fees or other income when control passes to the customer, which is generally when the service is provided.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 10

c) Joint arrangements

The consolidated financial statements include Obsidian Energy’s proportionate interest of jointly owned assets and liabilities and our proportionate interest of the revenue, royalties and operating expenses. A significant portion of Obsidian Energy’s development and exploration activities are conducted jointly with others and involve joint operations. Under such arrangements, Obsidian Energy has the exclusive rights to our proportionate interest in the assets and the economic benefits generated from our share of the assets. Income from the sale or use of Obsidian Energy’s interest in joint operations and our share of expenses is recognized when it is probable that the economic benefits associated with the transactions will flow to/from Obsidian Energy and the amounts can be reliably measured.

d) PP&E

i) Measurement and recognition

Oil and natural gas properties are included in PP&E at cost, less accumulated depletion and depreciation and any impairment losses or reversals. The cost of PP&E includes costs incurred initially to acquire or construct the item and betterment costs.

Capital expenditures are recognized as PP&E when it is probable that future economic benefits associated with the investment will flow to Obsidian Energy and the cost can be reliably measured. PP&E includes capital expenditures incurred in the development phases, acquisition of PP&E and additions to the decommissioning liability.

ii) Depletion and Depreciation

Except for components with a useful life shorter than the reserve life of the associated property, resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved plus probable reserves. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining our depletion base, Obsidian Energy includes estimated future costs to develop proved plus probable reserves. Changes to reserve estimates are included in the depletion calculation prospectively.

Components of PP&E that are not depleted using the unit-of-production method are depreciated on a straight-line basis over their useful life. Turnarounds of major facilities have an estimated useful life of three to five years and corporate assets have an estimated useful life of 10 years.

iii) Major maintenance and repairs

Ongoing costs to maintain properties are generally expensed as incurred. These costs include the cost of labour, consumables and small parts. The costs of material replacement parts, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period. The carrying amount of a replaced part is derecognized in accordance with Obsidian Energy’s derecognition policies.

iv) Impairment of oil and natural gas properties

Obsidian Energy reviews oil and natural gas properties for circumstances that indicate that CGUs may be impaired or that prior impairments can be reversed at the end of each reporting period. These indicators can be internal such as changes in estimated proved plus probable reserves in the CGU or external such as market conditions. If an indication of impairment or impairment reversal exists, Obsidian Energy completes an impairment test, which compares the estimated recoverable amount to the carrying value. The estimated recoverable amount is defined under IAS 36 (“Impairment of Assets”) as the higher of an asset’s or CGU’s fair value less costs of disposal and its value-in-use.

Where the recoverable amount is less than the carrying amount, the CGU is considered to be impaired. Impairment losses identified for a CGU are allocated on a pro rata basis to the asset categories within the CGU. The impairment loss is recognized as an expense in income.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 11

Value-in-use is computed as the present value of future cash flows expected to be derived from production. Present values are calculated using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under the fair value less cost of disposal method the recoverable amount is determined using various factors, which can include external factors such as observable market conditions and comparable transactions and internal factors such as discounted cash flows related to reserve and resource studies and future development plans.

The fair value less costs of disposal values used to determine the recoverable amounts of the Company’s CGUs are classified as Level 3 fair value measures as certain key assumptions are not based on observable market data but rather management’s best estimates.

Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset exceeds the carrying value. The impairment recovery is limited to a maximum of the estimated depleted historical cost if the impairment had not been recognized. The reversal of an impairment loss is recognized in depletion, depreciation and impairment.

e) Share-based payments

The fair value of restricted share units ("RSUs") granted under the Restricted and Performance Share Unit Plan (“RPSU” plan) follows the equity method and recognizes compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the units based on a graded vesting schedule. Obsidian Energy measures the fair value of units granted under this plan at the grant date using the share price from the Toronto Stock Exchange (“TSX”). The fair value is based on market prices and considers the terms and conditions of the units granted.

The fair value of options ("Options") granted under the Stock Option Plan (the “Option Plan”) is recognized as compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the options based on a graded vesting schedule. Obsidian Energy measures the fair value of options granted under these plans at the grant date using the Black-Scholes option-pricing model. The fair value is based on market prices and considers the terms and conditions of the share options granted.

The fair value of deferred share units ("DSUs") granted under the Deferred Share Unit Plan (“DSU Plan”), awards granted under the Non-Treasury Incentive Award Plan (“NTIP”) and performance share units ("PSUs") granted under the RPSU plan follow the liability method and are based on a fair value calculation on each reporting date using the units, awards and PSUs outstanding and Obsidian Energy’s share price from the TSX on each balance sheet date. The fair value of the units, awards and PSUs is expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying share price result in increases and decreases, respectively, to the accrued obligation until the related instruments are settled.

f) Decommissioning liability

The decommissioning liability is the present value of Obsidian Energy’s future costs of obligations for property, facility and pipeline abandonment and site restoration. The liability is recognized on the balance sheet with a corresponding increase to the carrying amount of the related asset. The Company uses the credit risk adjusted rate to discount the provision. The recorded liability increases over time to its future estimated amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability and the related asset. Actual decommissioning expenditures, up to the recorded amount of the liability at the time, are charged to the liability as the costs are incurred. Amounts capitalized to the related assets are depleted to income consistent with the depletion or depreciation of the underlying asset.

g) Taxation

Income taxes are based on taxable income in a taxation year. Taxable income normally differs from income reported in the Consolidated Statements of Income (Loss) as it excludes items of income or expense that are taxable or deductible in other years or are not taxable or deductible for income tax purposes.

Obsidian Energy uses the liability method of accounting for deferred income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Deferred income

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 12

taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when deferred income tax assets and liabilities are realized or settled.

A deferred income tax asset is recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences can be utilized. Deferred income tax assets are reviewed at each reporting date and are not recognized until such time that it is probable that the related tax benefit will be realized.

h) Financial instruments

Classification and Measurement of Financial Instruments

The classification of financial assets is determined by their context in Obsidian Energy’s operations and by the characteristics of the financial asset’s contractual cash flows.

Financial assets and financial liabilities are measured at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument’s classification, as described below:

•
Cash and cash equivalents (which includes cash and bank overdrafts), accounts receivable, accounts payable and accrued liabilities, lease liabilities and long-term debt are measured at amortized cost.
•
Risk management contracts, all of which are derivatives, are measured initially at fair value through profit or loss and are subsequently measured at fair value with changes in fair value immediately recorded to earnings in the Consolidated Statements of Income (Loss).

Financial assets and liabilities are offset and the net amount is reported on the balance sheet when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Impairment of Financial Assets

Financial assets are assessed using an expected credit loss (“ECL”) model. The ECL model applies to financial assets measured at amortized cost, a lease receivable, a contract asset or a loan commitment and a financial guarantee.

i) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms of another factor. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative if the following conditions are met:

•
The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
•
The embedded item, itself, meets the definition of a derivative; and
•
The hybrid contract is not measured at fair value or designated as held for trading.

j) Classification of debt or equity

Obsidian Energy classifies financial liabilities and equity instruments in accordance with the substance of the contractual arrangement and the definitions of a financial liability or an equity instrument.

Obsidian Energy’s debt instruments currently have requirements to deliver cash at the end of the term thus are classified as liabilities.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 13

k) Government Grants

Obsidian Energy recognizes government grants as they are received or if there is reasonable assurance that the Company is in compliance with all associated conditions. The grant is recognized within the Consolidated Statements of Income (Loss) in the period in which the income is earned or the related expenditures are incurred. If the grant relates to an asset, it is recognized as a reduction to the carrying value of the asset and amortized into income over the expected useful life of the asset through lower depletion and depreciation.

l) Share capital

Under the Company's normal course issuer bid ("NCIB"), common shares repurchased and cancelled are accounted for as a reduction in Shareholders' capital based on the total consideration paid. The total consideration paid includes any commissions or fees paid as part of the transaction.

m) Assets held for sale

The Company classifies assets as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. The sale transaction must be highly probable with the asset available for immediate sale in its present condition at the balance sheet date. For the sale to be highly probable, management must be committed to a plan to sell the asset and an active program to locate a buyer has been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale should be expected to be completed within one year from the date of classification.

n) Future accounting pronouncements

The International Accounting Standards Board issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures with the intention to clarify the date of recognition and derecognition of some financial assets and liabilities. The amendments are effective January 1, 2026 with early adoption permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements has been issued which will replace IAS 1 Presentation of Financial Statements. The new standard establishes a revised structure for the consolidated statements of comprehensive profit with the intention to improve comparability across entities. IFRS 18 is effective for annual periods beginning on or after January 1, 2027 and will be applied retroactively. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

4. Property, plant and equipment

Oil and Gas assets/ Facilities, Corporate assets

Cost

	Oil and gas assets/Facilities	Corporate assets	Total
Balance at January 1, 2024	$11,044.6	$179.2	$11,223.8
Capital expenditures	342.3	0.8	343.1
Property acquisitions	84.9	-	84.9
Property dispositions	(1.5)	-	(1.5)
Transfer to assets held for sale	(3,256.0)	-	(3,256.0)
Change in decommissioning liability (1)	22.7	-	22.7
Balance at December 31, 2024	8,237.0	180.0	8,417.0
Capital expenditures (2)	277.8	1.5	279.3
Property acquisitions	15.0	-	15.0
Change in decommissioning liability (1)	9.6	-	9.6
Balance at December 31, 2025	$8,539.4	$181.5	$8,720.9

(1)
Includes additions from drilling activity, facility capital spending, disposals from net property dispositions and changes in estimates as outlined in Note 8.
(2)
Capital expenditures totaled $298.9 million including $19.6 million associated with the disposed Pembina Assets (defined below).

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 14

Accumulated depletion, depreciation and impairment

	Oil and gas assets/Facilities	Corporate assets	Total
Balance at January 1, 2024	$9,110.3	$176.7	$9,287.0
Depletion and depreciation	244.9	0.4	245.3
Impairments	415.3	-	415.3
Transfer to assets held for sale	(2,874.4)	-	(2,874.4)
Balance at December 31, 2024	6,896.1	177.1	7,073.2
Depletion and depreciation	177.9	0.4	178.3
Impairment reversal	(6.8)	-	(6.8)
Balance at December 31, 2025	$7,067.2	$177.5	$7,244.7

Net book value

	As at December 31
	2025	2024
Total	$1,476.2	$1,343.8

At December 31, 2025, future development costs of $1,213.2 million were included within the depletable base in the depletion and depreciation calculation (2024 - $1,699.4 million).

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets.

Cost

	Vehicle	Office	Surface	Facilities	Total
Balance, January 1, 2024	$10.0	$2.7	$2.1	$-	$14.8
Additions (dispositions)	1.0	(1.0)	-	-	-
Balance, December 31, 2024	11.0	1.7	2.1	-	14.8
Additions (dispositions)	0.6	-	(1.3)	15.3	14.6
Balance, December 31, 2025	$11.6	$1.7	$0.8	$15.3	$29.4

Accumulated depletion, depreciation and impairment

	Vehicle	Office	Surface	Facilities	Total
Balance, January 1, 2024	$7.3	$-	$0.3	$-	$7.6
Depreciation	1.8	-	-	-	1.8
Balance, December 31, 2024	9.1	-	0.3	-	9.4
Depreciation	1.2	0.5	(0.1)	0.1	1.7
Balance, December 31, 2025	$10.3	$0.5	$0.2	$0.1	$11.1

Net book value

	As at December 31
	2025	2024
Total	$18.3	$5.4

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 15

Total PP&E

Total PP&E including Oil and Gas assets, Facilities, Corporate assets and Right-of-use assets is as follows:

		As at December 31
PP&E	2025	2024
Oil and Gas assets/Facilities, Corporate assets	$1,476.2	$1,343.8
Right-of-use assets	18.3	5.4
Total	$1,494.5	$1,349.2

Pembina Disposition

On April 7, 2025, the Company closed the disposition (the "Pembina Disposition") of our operated Pembina assets (the "Pembina Assets") to InPlay Oil Corp. ("InPlay"). Total consideration for the transaction included $208.3 million of cash (inclusive of final closing adjustments), 9,139,784 common shares of InPlay ("InPlay Shares") at a value of $76.2 million and a $14.7 million value associated with acquiring InPlay's 34.6 percent interest in the Willesden Green Cardium Unit #2 property.

During the third quarter of 2025, the Company sold all of our InPlay Shares for total proceeds of $91.4 million and recorded a $15.2 million gain on the sale within Other Income on the Consolidated Statements of Income (Loss).

Impairments

Willesden Green/Peace River/Viking CGUs

At December 31, 2025, the Company completed an assessment to determine if indicators of impairment existed as a result of the lower near-term commodity price environment. This resulted in the Company completing impairment tests across our Willesden Green, Peace River and Viking CGUs. The impairment tests were completed following the value-in-use method and utilized after-tax discount rates between 10.5 - 11.5 percent (pre-tax rate of 13.5 - 14.5 percent). No impairment or impairment reversal was recorded based on the tests.

The following table outlines benchmark prices and assumptions, based on an average of three independent reserve evaluators' forecasts (GLJ Ltd., McDaniel & Associates Consultants and Sproule ERCE), used in completing the impairment tests as at December 31, 2025.

	WTI ($US/bbl)	AECO ($CAD/MMbtu)	Exchange rate ($US equals $1 CAD)	Inflation rate
2026	$59.92	$3.00	$0.73	0.00%
2027	65.10	3.30	0.74	2.00%
2028	70.28	3.49	0.74	2.00%
2029	71.93	3.58	0.74	2.00%
2030	73.37	3.65	0.74	2.00%
2031 – 2036	$78.69	$3.92	$0.74	2.00%
Thereafter (inflation percentage)	2.00%	2.00%	-	2.00%

The following table outlines the sensitivity to possible changes of the estimated recoverable amount on the Willesden Green, Peace River and Viking CGUs based on the impairment tests completed on December 31, 2025.

	Recoverable amount	1% change in discount rate	5% change in cash flows
Willesden Green	$908.8	$54.6	$67.3
Peace River	536.8	28.6	45.5
Viking	$47.2	$3.6	$5.4

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 16

Pembina Assets

The Pembina Assets were classified as held for sale in 2024 and up to the disposition date in April 2025. The Pembina Assets were recorded at the lesser of fair value less costs to sell and their carrying amount, resulting in a non-cash, before tax, impairment loss of $30.0 million in 2025, primarily due to the decrease in value of the InPlay Shares at closing of the disposition. The impairment was recorded within depletion, depreciation and impairment on the Consolidated Statements of Income (Loss).

Legacy CGU

In 2025, we recorded an impairment reversal of $6.8 million in our Legacy CGU due to a reduction in the decommissioning liability in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed or recovered as applicable each period.

Prior year impairments

Cardium CGU (now referred to as Willesden Green)

At December 31, 2024, as a result of the Company classifying our Pembina Assets as assets held for sale, the Company concluded that an indicator of impairment was present for the remaining assets within our Cardium CGU, predominately in Willesden Green. The Company completed an impairment test on the remaining assets following the value-in-use method and utilized an after-tax discount rate of 12.0 percent (pre-tax rate of 15.1 percent) and no further impairment or impairment reversal was recorded based on the test.

The following table outlines benchmark prices and assumptions, based on an average of three independent reserve evaluators' forecasts (GLJ Ltd., McDaniel & Associates Consultants and Sproule ERCE), used in completing the impairment test as at December 31, 2024.

	WTI ($US/bbl)	AECO ($CAD/MMbtu)	Exchange rate ($US equals $1 CAD)	Inflation rate
2025	$71.58	$2.36	$0.71	0.00%
2026	74.48	3.33	0.73	2.00%
2027	75.81	3.48	0.74	2.00%
2028	77.66	3.69	0.74	2.00%
2029	79.22	3.76	0.74	2.00%
2030 – 2035	$84.95	$4.03	$0.74	2.00%
Thereafter (inflation percentage)	2.00%	2.00%	-	2.00%

The following table outlines the sensitivity to possible changes of the estimated recoverable amount for the remaining assets within our Cardium CGU (Willesden Green) that had an impairment test completed on December 31, 2024.

	Recoverable amount	1% change in discount rate	5% change in cash flows
Willesden Green	$881.6	$51.7	$62.0

Legacy CGU

In 2024, we recorded a net impairment of $19.9 million in our Legacy CGU due to accelerated decommissioning spending in the area and changes to our decommissioning liability assumptions.

Peace River Acquisition

On June 26, 2024 the Company closed an asset acquisition, which included production and land in the Peace River area, for total consideration of $80.5 million, including closing adjustments. The Company funded the transaction through a $50.0 million term loan with the remainder drawn on our syndicated credit facility. The Company fully repaid the $50.0 term loan as at December 31, 2024.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 17

Transaction costs associated with the acquisition totaled $1.4 million and were expensed.

5. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

		As at December 31
	2025	2024
Assets held for sale
Prepaid expenses and other	$-	$2.1
Property, plant and equipment	-	381.6
	$-	$383.7
Liabilities related to assets held for sale
Current portion of decommissioning liability	$-	$5.8
Non-current portion of decommissioning liability	-	66.4
	$-	$72.2

On December 31, 2024, the Company classified our Pembina Assets as assets held for sale. These assets were recorded at the lesser of fair value less costs to sell and their carrying amount, resulting in a non-cash, before-tax, impairment loss of $395.4 million. The impairment expense was recorded as additional depletion, depreciation, and impairment on the Consolidated Statements of Income (Loss).

6. Long-term debt

		As at December 31
	2025	2024
Syndicated credit facility	$9.0	$225.0
Senior unsecured notes
8.125% $175.0 million, maturing December 3, 2030	175.0	-
11.95% $80.8 million, maturing July 27, 2027	-	114.2
Total	184.0	339.2
Unamortized discount of senior unsecured notes	-	(1.1)
Deferred financing costs	(4.1)	(2.7)
Total long-term debt	$179.9	$335.4

Current portion	$-	$3.0
Non-current portion	$179.9	$332.4

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination (typically completed in May and November of each year). The aggregate amount available under the syndicated credit facility is $235.0 million and the revolving period and maturity dates are set at May 31, 2026 and May 31, 2027, respectively.

In December 2025, the Company completed a refinancing and issued five-year senior unsecured notes for an aggregate principal amount of $175.0 million (the "2025 Notes"). The 2025 Notes have an interest rate of 8.125 percent and mature on December 3, 2030. The 2025 Notes were issued at par under a trust indenture and are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company. The Company used the net proceeds from the 2025 Notes to redeem all of our previous outstanding senior unsecured notes due July 27, 2027 ("2022 Notes") at a price of $1,029.88 per $1,000 principal amount, and to pay down indebtedness under our syndicated credit facility.

Prior to the full redemption of the 2022 Notes, in August 2025, the Company completed a partial redemption of $30.0 million of the 2022 Notes at a price of $1,029.88 per $1,000 principal amount.

At December 31, 2025, letters of credit totaling $2.5 million were outstanding (December 31, 2024 – $4.4 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 18

Financing expense consists of the following:

	Year ended December 31
	2025	2024
Interest	$22.1	$31.9
Accretion on decommissioning liability	12.2	16.5
Accretion on office lease provision	-	0.3
Accretion on discount of senior unsecured notes	0.4	0.5
Accretion on lease liabilities	0.4	0.6
Loss on repurchased/redeemed senior unsecured notes	5.3	0.1
Deferred financing costs	1.7	2.3
Financing	$42.1	$52.2

7. Lease liabilities

Obsidian Energy recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset is depreciated generally over the term of the lease. The lease liability is initially measured at the present value of the lease payments discounted at the Company's incremental borrowing rates between 6 - 10 percent based on the nature of the asset.

Total lease liabilities included in the Consolidated Balance Sheets are as follows:

	Year ended December 31
	2025	2024
Balance, beginning of year	$6.6	$8.0
Additions	14.6	-
Accretion charges	0.4	0.6
Lease payments	(2.1)	(2.0)
Balance, end of year	$19.5	$6.6

Current portion	$3.3	$2.1
Non-current portion	$16.2	$4.5

The following table sets out a maturity analysis of lease payments, disclosing the undiscounted balance after December 31, 2025.

	2026	2027	2028	2029	2030	Thereafter	Total
Vehicle	$1.1	$0.6	$0.1	$-	$-	$-	$1.8
Office	0.7	0.8	0.5	-	-	-	2.0
Surface	-	-	-	-	-	1.1	1.1
Facilities	1.5	1.5	1.5	1.5	1.5	17.4	24.9
Total	$3.3	$2.9	$2.1	$1.5	$1.5	$18.5	$29.8

8. Provisions

	As at December 31
	2025	2024
Decommissioning liability	$107.2	$115.7
Office lease provision (1)	-	0.7
Total	$107.2	$116.4

Current portion	$8.9	$20.4
Non-current portion	$98.3	$96.0

(1)
The office lease provision represented the leased office space which expired in January 2025.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 19

Decommissioning liability

The decommissioning liability is based on the present value of Obsidian Energy’s net share of estimated future costs of obligations to abandon and reclaim all our wells, facilities and pipelines. These estimates were made by management using information obtained from government estimates, internal analysis and external consultants assuming current costs, technology and enacted legislation.

At December 31, 2025, the decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2024 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 8.0 percent (December 31, 2024 – 10.0 percent) over the expected useful life of the underlying assets. Decommissioning activities occur over the life of the underlying oil and gas properties with costs extending 50 years into the future (see Note 17 for further information on timing of our decommissioning liability). At December 31, 2025, the total decommissioning liability on an undiscounted, uninflated basis was $324.0 million (December 31, 2024 - $357.0 million).

Changes to the decommissioning liability were as follows:

	Year ended December 31
	2025	2024
Balance, beginning of year	$115.7	$172.6
Net liabilities added (1)	2.0	2.0
Acquisition	-	0.4
Increase due to changes in estimates	7.0	20.3
Liabilities settled	(28.8)	(23.9)
Transfers to liabilities for assets held for sale	(0.9)	(72.2)
Accretion charges	12.2	16.5
Balance, end of year	$107.2	$115.7

Current portion	$8.9	$19.7
Non-current portion	$98.3	$96.0

(1)
Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

9. Risk management

Financial instruments consist of cash (overdrafts), accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At December 31, 2025, the fair values of these financial instruments approximate their carrying amounts.

The fair values of all outstanding financial commodity related and equity forward contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses for financial commodity contracts and in share-based compensation for equity forward contracts.

At December 31, 2025 and 2024, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 20

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management asset (liability)	2025	2024
Balance, beginning of year	$7.1	$11.8
Unrealized gain (loss) on financial instruments:
Oil	(3.3)	3.3
Natural gas	(0.2)	(8.5)
Equity (1)	(0.6)	-
Electricity	-	0.5
Equity Forward Contract	28.7	-
Total fair value, end of year	$31.7	$7.1

Current asset portion	$23.0	$8.4
Current liability portion	-	(1.3)
Non-current asset portion	8.7	-
Non-current liability portion	$-	$-

(1)
Unrealized gain (loss) on equity forward contracts is included in share-based compensation expense.

Obsidian Energy records our risk management assets and liabilities on a net basis in the Consolidated Balance Sheets. At December 31, 2025 and 2024, there were no differences between the gross and net amounts.

Obsidian Energy had the following financial instruments outstanding as at December 31, 2025. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

Commodity contracts

	Notional Volume (mcf/d)	Remaining Term	Price (C$/mcf)	Fair value (millions)
Natural Gas
AECO Swap	26,540	January 2026 - March 2026	$3.30	$1.0
AECO Swap	29,384	April 2026 - October 2026	2.81	2.5
AECO Swap	1,896	November 2026 - March 2027	$3.73	$0.1
Total natural gas				$3.6

Total				$3.6

Subsequent to December 31, 2025, the Company entered into the following additional commodity contracts:

	Notional Volume (bbl/d)	Remaining Term		Price ($/bbl)
Oil
WTI Swap	6,127	January 2026	CAD$	84.12
WTI Swap	13,298	February 2026	US$	62.47
WTI Swap	12,800	March 2026	US$	64.13
WTI Swap	8,000	April 2026	US$	64.29
WTI Swap	2,000	May 2026	US$	63.70

	Notional Volume (mcf/d)	Remaining Term		Price (C$/mcf)
Natural Gas
AECO Swap	5,993	April 2026 - October 2026		$2.03

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 21

The components of risk management on the Consolidated Statements of Income (Loss) are as follows:

	Year ended December 31
	2025	2024
Realized
Settlement of oil contracts gain (loss)	$(0.6)	$1.9
Settlement of natural gas contracts gain	7.9	19.7
Total realized risk management gain	$7.3	$21.6

Unrealized
Oil contracts gain (loss)	$(3.3)	$3.3
Natural gas contracts loss	(0.2)	(8.5)
Total unrealized risk management loss	(3.5)	(5.2)
Risk management gain	$3.8	$16.4

Prepaid Equity Forward Contracts

Obsidian Energy is exposed to equity price risk on our common share price in relation to our share-based compensation plans. Given the value of our share-based compensation plans fluctuates based on the Company’s common share price on the TSX at each period end date, the Company helps mitigate this exposure by entering into equity forward contracts. Unrealized and realized gains/losses on our equity forward contracts for the period are recorded through share-based compensation.

	Share Volume	Remaining Term (1)	Price (C$)	Fair value (millions)
Equity
Equity Forward Contract	720,000	September 2028	$8.89	$6.1
Equity Forward Contract	1,300,000	October 2028	8.72	10.9
Equity Forward Contract	550,000	November 2028	8.43	4.6
Equity Forward Contract	715,000	December 2028	8.31	6.0
Equity Forward Contract	55,000	January 2029	$8.44	$0.5
Total				$28.1

(1)
The Company can settle the contract, or a portion of the contract, at any time.

Subsequent to December 31, 2025, the Company entered into the following additional equity forward contracts:

	Share Volume	Remaining Term	Price (C$)
Equity
Equity Forward Contract	395,000	January 2029	$8.81
Equity Forward Contract	555,000	February 2029	$10.10

Based on commodity prices and equity contracts in place at December 31, 2025, the Company notes the following sensitivities:

•
a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $0.9 million; and
•
a 10 per cent change in our share price would change pre-tax unrealized risk management by $2.9 million.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 22

Foreign Exchange Forward Contracts

Obsidian Energy is exposed to fluctuations in the US/CAD exchange rate on oil sales based on US dollar benchmark prices. The Company mitigates this exposure by entering into foreign exchange forward contracts. No contracts were outstanding at December 31, 2025.

Subsequent to December 31, 2025, the Company entered into the following foreign exchange forward contracts:

	Notional Amount ($millions)	Remaining Term	Price (C$)
Foreign exchange forward contracts
FX forward contract	2.5	January 2026	$1.3840
FX forward contract	19.0	February 2026	1.3719
FX forward contract	16.0	March 2026	1.3686
FX forward contract	13.5	April 2026	$1.3650

Market Risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk, liquidity risk, inflation risk, geopolitical risk and climate change risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

The government of the United States of America continues to employ a tariff strategy on goods that are sourced in Canada and around the world. If tariffs are enforced for a prolonged period of time, it could impact the demand for energy products and, in turn, commodity prices. Production costs and supply chain expenses could also be impacted depending on the products that have tariffs placed on them. The Company will continue to monitor this situation.

Commodity Price and Foreign Currency Rate Risks

Commodity price fluctuations are among the Company’s most significant exposures. Oil prices are influenced by worldwide factors, including, but not limited to, OPEC actions, world supply and demand fundamentals, pipeline capacity availability and geopolitical events. Natural gas prices are influenced by, including, but not limited to, the price of alternative fuel sources such as oil or coal and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas activity. In accordance with policies approved by Obsidian Energy’s Board of Directors, the Company may, from time to time, manage these risks through the use of swaps or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent, net of royalties, for one additional year thereafter. Risk management limits included in Obsidian Energy’s policies may be exceeded with specific approval from the Board of Directors.

Prices received for oil are referenced in US dollars, thus Obsidian Energy’s realized oil prices are impacted by Canadian dollar to US dollar exchange rates. When considered appropriate, the Company may use financial instruments to fix or collar future exchange rates to fix the Canadian dollar equivalent of oil revenues.

The Board of Directors recently approved the following modifications to our hedging policy as follows:

Oil

•
Hedge up to 50% of oil production volumes net of royalties on a rolling 15-month period, with up to 80% in the prompt three months.

Natural Gas

•
Hedge up to 80% of net gas production volumes on a rolling basis for the current and next gas season (i.e. current summer plus next winter season).

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 23

Foreign Exchange on Revenue

•
Allow for hedges on liquid volumes (i.e. oil and natural gas liquids) in Canadian dollars on 80% of the associated direct United States foreign exchange revenue exposure, net of royalties, on a rolling 12-month basis and 50% on a rolling 13 - 18 month basis.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. As at December 31, 2025, the Company’s maximum exposure to credit risk was $87.8 million (2024 – $96.4 million) which was comprised of $56.1 million (2024 - $88.0 million) being the carrying value of the accounts receivable and $31.7 million (2024 – $8.4 million) related to the fair value of the derivative financial assets.

The Company’s accounts receivable are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the ability to recover unpaid receivables by retaining the partner’s share of production when Obsidian Energy is the operator or the potential to net offsetting payables to mitigate exposure. Obsidian Energy continuously monitors credit risk and maintains credit policies to ensure collection risk is limited. For oil and natural gas sales and financial derivatives, a counterparty risk procedure is followed whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and may be requested to provide security if determined to be prudent. For financial derivatives, the Company normally transacts with counterparties who are members of our banking syndicate or counterparties that have investment grade bond ratings. Credit events related to all counterparties are monitored and credit exposures are reassessed on a regular basis.

At December 31, 2025, $2.1 million of accounts receivable are past due (90+ days) but are considered to be collectible (2024 - $1.9 million). The lifetime expected credit losses allowances related to Obsidian Energy’s commodity product sales receivables and joint venture receivables recognized in accounts receivable was nominal as at and for the years ended December 31, 2025 and 2024.

As at December 31, the following accounts receivable amounts were outstanding:

	Current	30-90 days	90+ days	Total
2025	$50.8	$3.2	$2.1	$56.1
2024	$82.8	$3.3	$1.9	$88.0

Interest Rate Risk

A portion of the Company’s debt capital can be held in floating-rate bank facilities, which results in exposure to fluctuations in short-term interest rates. From time to time, Obsidian Energy may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. As at December 31, 2025, five percent of the Company’s long-term debt instruments were exposed to changes in short-term interest rates (2024 – 66 percent).

As at December 31, 2025, a total of $175.0 million (2024 – $114.2 million) of fixed interest rate debt instruments was outstanding with a remaining term of 4.9 years (2024 – 2.6 years) and an interest rate of 8.125 percent (2024– 11.95 percent).

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels and capital program levels are appropriate. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost-effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of swaps and other financial instruments to increase the predictability of cash flow from operating activities.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 24

The following table outlines estimated future obligations for non-derivative financial liabilities as at December 31, 2025:

	Long-term debt	Accounts payable & accrued liabilities	Share-based compensation accrual	Total
2026	$-	$136.3	$18.7	$155.0
2027	9.0	-	-	9.0
2028	-	-	1.2	1.2
2029	-	-	-	-
2030	175.0	-	-	175.0
Thereafter	$-	$-	$-	$-

Climate Change Risk

The Company has considered the impact of climate change and related risks on the amounts recorded in the financial statements for the year ended December 31, 2025. This includes, but is not limited to, the Company’s impairment assessment, the timing of decommissioning liabilities, current assets and liabilities, syndicated credit facility, capital expenditures and property, plant and equipment.

The Company’s financial results for 2025 were not materially impacted from a climate event. In 2025, the Company did not incur material weather related damages to our property, plant and equipment. Management is not aware of a material disruption in our supply chain or the marketers of the Company’s product related to climate events. The Company will continue to monitor climate change and the potential impacts.

10. Revenue and Other Income

The Company’s significant revenue and other income streams consist of the following:

	Year ended December 31
	2025	2024
Oil	$527.0	$723.7
NGLs	35.8	54.1
Natural gas	37.0	39.7
Production revenues	599.8	817.5
Processing fees	10.1	12.4
Oil and natural gas sales	609.9	829.9
Other income	26.7	8.6
Oil and natural gas sales and other income	$636.6	$838.5

Other income typically consists of road use income which totaled $6.7 million for 2025 (2024 - $8.6 million).

In 2025, the Company received dividends on our InPlay Shares (received as part of the consideration in the Pembina Disposition) and recorded this income within Other Income. InPlay paid a cash dividend of $0.09 per common share per month, resulting in the Company receiving $3.3 million in dividend income in 2025 before the Company disposed of the InPlay Shares.

In August 2025, the Company sold all of our InPlay Shares to a third party. This consisted of selling 9,139,784 InPlay Shares, at a price per InPlay Share of $10.00 for total proceeds of $91.4 million, which resulted in a $15.2 million gain on the sale of these shares which was recorded in Other Income.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 25

11. Income taxes

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2025	2024
Income (loss) before taxes	$47.0	$(265.1)
Combined statutory tax rate (1)	23.0%	23.0%
Computed income tax expense	$10.8	$(61.0)
Increase (decrease) resulting from:
Share-based compensation	0.5	0.5
Non-taxable loss on repurchase of senior unsecured notes	1.2	-
Non-taxable dividend income	(0.8)	-
Adjustments related to prior years	-	(0.9)
Other	0.1	(1.1)
Deferred income tax expense (recovery)	$11.8	$(62.5)

(1)
The tax rate represents the combined federal and provincial statutory tax rates for the Company and our subsidiaries for the years ended December 31, 2025 and December 31, 2024.

The net deferred income tax asset is comprised of the following:

	Balance January 1, 2025	Provision (Recovery) in Income	Balance December 31, 2025
Deferred tax liabilities (assets)
PP&E	$165.7	$(120.4)	$45.3
Leases	(1.7)	(2.8)	(4.5)
Risk Management	1.6	(0.9)	0.7
Decommissioning liability	(43.2)	18.6	(24.6)
Share-based compensation	(6.2)	0.2	(6.0)
Non-capital losses	(389.5)	117.1	(272.4)
Net deferred tax liability (asset)	$(273.3)	$11.8	$(261.5)

	Balance January 1, 2024	Provision (Recovery) in Income	Balance December 31, 2024
Deferred tax liabilities (assets)
PP&E	$247.9	$(82.2)	$165.7
Leases	(4.0)	2.3	(1.7)
Risk Management	2.7	(1.1)	1.6
Decommissioning liability	(39.7)	(3.5)	(43.2)
Share-based compensation	(7.4)	1.2	(6.2)
Non-capital losses	(410.3)	20.8	(389.5)
Net deferred tax liability (asset)	$(210.8)	$(62.5)	$(273.3)

As at December 31, 2025, Obsidian Energy had approximately $2.2 billion (2024 – $2.4 billion) in total tax pools, including non-capital losses of $1.2 billion (2024 - $1.7 billion). The non-capital losses are available for immediate deduction against future taxable income and expire in the years 2026 through 2041. The Company also had approximately $61.3 million of Federal Scientific Research and Experimental Development (SR&ED) credits which expire in the years 2029 through 2036.

Deferred income tax assets may only be recognized to the extent that it is probable that future taxable profits will be available against which unused tax losses and deductible temporary differences can be utilized. The Company expects to have sufficient taxable profits in future years in order to fully utilize the remaining deferred tax asset balance of $261.5 million at December 31, 2025.

At December 31, 2025, Obsidian Energy had realized and unrealized net capital losses of $839.0 million (2024 - $837.7 million). A deferred tax asset has not been recognized in respect of these losses as they may only be applied against future capital gains.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 26

The Company has income tax filings that are subject to audit by taxation authorities, which may impact our deferred income tax position or amount. The Company does not anticipate adjustments arising from these audits and believes we have adequately provided for income taxes based on available information, however, adjustments that arise could be material.

12. Shareholders’ equity

a) Authorized

i) An unlimited number of Common Shares.

ii) 90,000,000 preferred shares issuable in one or more series.

If issued, preferred shares of each series would rank on parity with the preferred shares of other series with respect to accumulated dividends and return on capital. Preferred shares would have priority over the common shares with respect to the payment of dividends or the distribution of assets.

b) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2023	77,588,538	$2,175.1
Issued pursuant to equity compensation plans (1)	581,084	2.5
Repurchase of common shares for cancellation	(4,484,820)	(41.7)
Tax on repurchases of common shares (2)	-	(0.7)
Balance, December 31, 2024	73,684,802	2,135.2
Issued pursuant to equity compensation plans (1)	1,210,911	5.4
Repurchase of common shares for cancellation	(7,621,387)	(54.9)
Tax on repurchases of common shares (2)	-	(0.9)
Balance, December 31, 2025	67,274,326	$2,084.8

(1)
Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)
Includes tax associated with common share repurchases less common share issuances under the Company's share-based compensation plans.

Normal course issuer bid ("NCIB")

Pursuant to our return of capital initiative to our shareholders, the Company has an NCIB with the TSX. Purchases under the NCIB are subject to having $65 million of liquidity and complying with the terms of our current credit facilities. The total consideration paid includes commissions and fees and is recorded as a reduction to Shareholders' Equity.

The Company's NCIB program consisted of the following:

	Year ended December 31
	2025	2024
Number of common shares repurchased	7,621,387	4,484,820
Total consideration for common shares repurchased	$54.9	$41.7
Average price per share	$7.20	$9.30

The Company renewed our NCIB in March 2025 and subsequently repurchased and cancelled 7,144,408 common shares which is the maximum number of common shares which could be repurchased under the NCIB.

	Year ended December 31
Other Reserves	2025	2024
Balance, beginning of year	$108.6	$104.1
Share-based compensation expense	8.3	8.2
Net benefit on options exercised (1)	(7.3)	(3.7)
Balance, end of year	$109.6	$108.6

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 27

(1)
Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Preferred Shares

No Preferred Shares were issued or outstanding.

13. Share-based compensation

Share-based compensation expense relates to Options to acquire common shares granted under the Company's Option Plan, RSUs granted under the RPSU plan, DSUs granted under the DSU plan, PSUs granted under the RPSU plan and unrealized gains or losses under the equity forward contracts.

The DSU's and PSU's follow the liability method of accounting where the change in share price at the balance sheet date results in a mark-to-market valuation. Settlement of the units or awards, which can be in the form of cash or shares, only occurs when they vest. To mitigate the exposure to fluctuations in our share price, in the third quarter of 2025, the Company began entering into equity forward contracts and the mark-to-market valuation on these contracts is also included in share-based compensation.

The Options and RSU's follow the equity method of accounting where the fair value of the option or unit is calculated at the grant date and expensed over the expected life because these securities are typically settled in shares.

Share-based compensation consisted of the following:

	Year ended December 31
	2025	2024
DSUs	$1.0	$(0.6)
PSUs	1.8	(0.5)
NTIP (1)	-	1.1
Equity forward contract loss (2)	0.6	-
Liability based incentive plans	$3.4	$-

RSUs	$6.2	$6.1
Options	2.1	2.1
Equity based incentive plans	8.3	8.2
Share-based compensation	$11.7	$8.2

(1)
Restricted awards outstanding under the Non-Treasury Incentive Award Plan ("NTIP") were classified as a liability and were settled in cash. There were no outstanding restricted awards under the NTIP at December 31, 2025.
(2)
Relates to the equity forward contracts entered into to mitigate the Company's exposure to our share-based compensation plans.

The share price used in the fair value calculation of the DSU and PSU obligations and the equity forward contracts at December 31, 2025 was $8.42 per share (2024 – $8.36). The unrealized loss on the equity forward contract at December 31, 2025 was based on an average valuation of $8.62 per share compared to the fair value of $8.42 per share.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 28

Restricted and Performance Share Unit plan

RSU grants under the RPSU plan

Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the TSX. Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

	Year ended December 31
RSUs (number of shares equivalent)	2025	2024
Outstanding, beginning of year	1,559,563	1,290,042
Granted	859,920	713,910
Vested (1)	(848,812)	(363,484)
Forfeited	(153,519)	(80,905)
Outstanding, end of year	1,417,152	1,559,563

(1) Vested RSUs in 2025 and 2024 were settled in shares.

The fair value and weighted average assumptions of the RSUs granted during the years were as follows:

	Year ended December 31
	2025	2024
Average fair value of RSUs granted (per RSU)	$7.50	$9.66
Expected life of RSUs (years)	3.0	3.0
Expected forfeiture rate	0.1%	0.1%

PSU grants under the RPSU plan

The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company.

The PSUs are classified as a liability on our Consolidated Balance Sheets as the PSUs are typically settled in cash. The PSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Employees receive consideration only when the PSUs vest.

	Year ended December 31
PSUs (number of shares equivalent)	2025	2024
Outstanding, beginning of year	635,910	896,690
Granted	438,140	271,940
Vested (1)	(124,610)	(532,720)
Forfeited	(1,620)	-
Outstanding, end of year	947,820	635,910

(1) Vested PSUs in 2025 and 2024 were settled in cash.

		As at December 31
PSU liability	2025	2024
Current	$1.2	$1.5
Non-current	1.2	0.6
Total	$2.4	$2.1

Option Plan

The Option Plan allows the Company to issue Options to officers, employees, directors and other service providers.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 29

	Year ended December 31
	2025		2024
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,240,120	$4.59	2,305,489	$3.30
Granted	521,070	7.46	336,210	9.65
Exercised (1)	(779,722)	1.64	(401,579)	1.39
Forfeited	(3,240)	9.65	-	-
Outstanding, end of year	1,978,228	$6.50	2,240,120	$4.59
Exercisable, end of year	1,290,527	$5.39	1,414,406	$3.51

(1) Exercised options in 2025 and 2024 were settled in shares.

The weighted average trading price of the Company's common shares was $7.87 for the year ended December 31, 2025 (December 31, 2024 - $9.32).

The fair value and weighted average assumptions of the Options granted during the years were as follows:

	Year ended December 31
	2025	2024
Average fair value of Options granted (per Option)	$4.35	$6.41
Expected volatility	69.5%	76.7%
Expected life of Options (years)	4.8	4.5
Expected forfeiture rate	0.1%	0.2%

Deferred Share Unit plan

The DSU plan allows the Company to grant DSUs to non-employee directors only.

The DSU plan is classified as a liability on our Consolidated Balance Sheets as the DSUs are settled in cash. The DSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Non-employee directors receive consideration only upon redemption of the DSUs following retirement from the Board of Directors, not before this date, with the consideration based on the volume-weighted-average trading price of the common shares on the TSX.

	Year ended December 31
Deferred Share Units	2025	2024
Outstanding, beginning of year	1,960,272	1,893,280
Granted	101,658	66,992
Outstanding, end of year	2,061,930	1,960,272

		As at December 31
DSU Liability	2025	2024
Current	$17.5	$16.5
Total	$17.5	$16.5

In 2025, none of the DSUs were redeemed (2024 - none). At December 31, 2025, the Company had no outstanding DSUs that were redeemable.

Employee retirement savings plan

Obsidian Energy has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Obsidian Energy matches these contributions at a rate of $1.00 for each $1.00 of employee contribution; provided that in order for an employee to receive the full matching contribution they must allocate at least 25 percent (50 percent for officers) of their contribution towards the purchase of Obsidian Energy shares. Both the employee’s and Obsidian Energy’s contributions are used to acquire Obsidian Energy common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 30

14. Per share amounts

The number of incremental shares included in diluted earnings per share is computed using the average volume-weighted market price of shares for the year. Obsidian Energy computes the dilutive impact of the equity instruments other than common shares assuming the proceeds received from the exercise of the in-the-money Options and the vesting of RSUs under the RPSU plan are used to purchase common shares at average market prices.

	Year ended December 31
	2025	2024
Net income (loss)	$35.2	$(202.6)

The weighted average number of shares used to calculate per share amounts was as follows:

	Year ended December 31
Average shares outstanding (millions)	2025	2024
Basic	69.4	76.0
Dilutive impact (1)	2.4	-
Diluted	71.8	76.0

(1)
Includes impact of stock options, RSUs and PSUs.

For 2025, there were 1.1 million shares on a weighted average basis (2024 – 0.7 million) related to options outstanding under the Option Plan plus RSUs and PSUs outstanding under the RPSU plan that were considered anti-dilutive and/or not in the money and that have been excluded.

15. Changes in non-cash working capital increase (decrease)

	Year ended December 31
	2025	2024
Accounts receivable	$31.9	$(18.0)
Prepaid expenses and other	1.4	(1.3)
Accounts payable, accrued liabilities and other non-current liabilities (1)	(20.4)	(20.4)
	12.9	(39.7)
Operating activities	30.6	(35.7)
Investing activities	(17.7)	(4.0)
	$12.9	$(39.7)
(1)
Includes share-based compensation plans.

16. Capital management

Obsidian Energy manages our capital to provide a flexible structure to support capital programs, production maintenance and other operational strategies. Attaining a strong financial position enables the capture of business opportunities and supports Obsidian Energy’s business strategy of providing strong shareholder returns.

Obsidian Energy defines capital as the sum of shareholders’ equity and debt. Shareholders’ equity includes shareholders’ capital, other reserves and the deficit. Debt includes drawings under our syndicated credit facility and our senior unsecured notes.

Management reviews Obsidian Energy’s capital structure to allow our objectives and strategies to be met. The capital structure is reviewed based on a number of key factors including, but not limited to, current market conditions, hedging positions, trailing and forecast debt to funds flow ratios and other economic risk factors.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 31

The Company intends to continue to identify and evaluate hedging opportunities in order to reduce our exposure to fluctuations in commodity prices and protect our future cash flows and capital programs.

	As at December 31
	2025	2024
Components of capital
Shareholders' equity	$1,391.6	$1,405.8
Long-term debt	$184.0	$339.2

17. Commitments and contingencies

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2026	2027	2028	2029	2030	Thereafter	Total
Long-term debt (1)	$-	$9.0	$-	$-	$175.0	$-	$184.0
Transportation	16.9	14.5	12.0	12.1	5.7	-	61.2
Interest obligations	14.7	14.4	14.2	14.2	14.2	-	71.7
Lease liability	3.3	2.9	2.1	1.5	1.5	18.5	29.8
Decommissioning liability (2)	8.9	12.2	11.5	10.9	10.3	53.4	107.2
Total	$43.8	$53.0	$39.8	$38.7	$206.7	$71.9	$453.9

(1)
The 2027 figure includes our syndicated credit facility which has a term-out date of May 2027. The 2030 figure includes our senior unsecured notes due in December 2030. Refer to Note 6 for further details. Historically, the Company has successfully renewed its syndicated credit facility.
(2)
These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

Obsidian Energy’s commitments relate to the following:

•
Transportation commitments relate to costs for future pipeline access.
•
Interest obligations are the estimated future interest payments related to Obsidian Energy’s debt instruments.
•
Lease liabilities pertain to various vehicle, surface lease commitments, the office lease and various facilities that meet the definition of a lease under IFRS 16.
•
The decommissioning liability represents the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of our properties.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

18. Related-party transactions

Operating entities

The consolidated financial statements include the results of Obsidian Energy Ltd. and our wholly owned subsidiaries, including the Obsidian Energy Partnership. Transactions and balances between Obsidian Energy Ltd. and all of our subsidiaries are eliminated upon consolidation.

Compensation of key management personnel

In 2025, key management personnel included the President and Chief Executive Officer, Chief Financial Officer, Senior Vice-Presidents, Vice Presidents and the Board of Directors. The Human Resources, Governance & Compensation Committee makes recommendations to the Board of Directors who approves the appropriate remuneration levels for management based on performance and current market trends. Compensation levels of the Board of Directors are also recommended by the Human Resources, Governance & Compensation Committee of the Board.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 32

The remuneration of the directors and key management personnel of Obsidian Energy during the year is below.

	Year ended December 31
	2025	2024
Salary and employee benefits	$4.6	$4.4
Share-based payments (1)	6.1	1.9
	$10.7	$6.3

(1)
Includes changes in the fair value of PSUs, DSUs and non-cash charges related to the Option Plan and RSUs outstanding under the RPSU plan (equity method) for key management personnel.

19. Supplemental Items

In the consolidated financial statements, compensation costs are included in both operating and general and administrative expenses. For 2025, employee compensation costs of $10.9 million (2024 - $15.6 million) were included in operating expenses and $27.4 million (2024 - $26.9 million) were included in general and administrative expenses on a gross basis.

OBSIDIAN ENERGY 2025	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 33